Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-217193

SUPPLEMENT NO. 1 Dated June 27, 2018

to PROSPECTUS and PROSPECTUS SUPPLEMENT

each Dated April 7, 2017

U.S. $3,000,000,000

JOHN DEERE CAPITAL CORPORATION

JDCC InterNotes

Due Nine Months or More from Date of Issue

Solely with respect to Notes issued on or after the date hereof, this Supplement No. 1 amends certain subsections in the Prospectus under the headings “Risk Factors – Reform of LIBOR, EURIBOR and other “Benchmarks” may adversely impact the debt securities” and “Description of Debt Securities - Interest and Interest Rates - Floating Rate Notes – LIBOR Notes”. This Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and Prospectus Supplement each dated April 7, 2017, and any further amendments or supplements thereto.

The text of the subsection entitled “Risk Factors – Reform of LIBOR, EURIBOR and other “Benchmarks” may adversely impact the debt securities” is amended by adding thereto the following:

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the Financial Services Authority in order to resolve the investigations.  Since April 2013, the U.K. Financial Conduct Authority (“FCA”) has regulated LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the FCA announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York.  At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom, United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR may adversely affect the trading market for the Notes, the interest on which is determined by reference to LIBOR. Although the Notes provide for alternative methods of calculating the interest rate payable on the Notes if LIBOR is not reported, which include requesting certain rates from major reference banks, determining a market accepted alternative rate or using LIBOR for the immediately preceding interest period, any of these alternative methods may result in interest rates and/or payments that are higher than, lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR rate was available in its current form.

Further, uncertainty as to the extent and manner in which the FCA regulates LIBOR and as to future changes with respect to LIBOR may adversely affect the current trading market for LIBOR-based securities and the value of your Notes.

The text of the subsection entitled “Description of Debt Securities - Interest and Interest Rates - Floating Rate Notes - LIBOR Notes” is replaced by the following:

“LIBOR Notes.     The “LIBOR” for any Interest Determination Date is the rate for deposits in the LIBOR Currency having the Index Maturity specified in such prospectus supplement or term sheet as such rate is displayed on Reuters or any successor service on page LIBOR01 (or any other page as may replace such page on such service for the purpose of displaying the London interbank rates of major banks for the designated LIBOR Currency) (“Reuters Page LIBOR01”) as of 11:00 a.m., London time, on such LIBOR Interest Determination Date.

The following procedure will be followed if LIBOR cannot be determined as described above:

•     The calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the agents) in the London interbank market, as selected by us to provide the calculation agent with its offered quotation for deposits in the designated LIBOR Currency for the period of the Index Maturity specified in the applicable prospectus supplement or term sheet, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 a.m., in the applicable Principal Financial Center (as described above), on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the agents) in such Principal Financial Center selected by us for loans in the designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable prospectus supplement or term sheet and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by us are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date shall be LIBOR in effect on such LIBOR Interest Determination Date.

•     Notwithstanding the foregoing, if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, as a substitute for LIBOR (the “Alternative Rate”) and for each future interest determination date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the relevant series of floating rate notes. If the calculation agent determines, and following consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, (i) The Bank of New York Mellon shall have the right to resign as calculation agent in respect of the relevant series of floating rate notes and (ii) we will appoint, in our sole discretion, a new calculation agent to replace The Bank of New York Mellon, solely in its role as calculation agent in respect of the relevant series of floating rate notes, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us, the trustee and the holders of the relevant series of floating rate notes. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR determined as of such LIBOR Interest Determination Date shall be LIBOR in effect on such LIBOR Interest Determination Date.”

“LIBOR Currency” means the currency specified in the applicable prospectus supplement or term sheet as to which LIBOR shall be calculated or, if no such currency is specified in the applicable prospectus supplement or term sheet, U.S. dollars.”